Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-227245

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated September 18, 2018 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this “Prospectus”) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated September 18, 2018

New Issue	December 17, 2018

ALGONQUIN POWER & UTILITIES CORP.
C$172,500,176
12,536,350 Common Shares

Algonquin Power & Utilities Corp. (the “Corporation”) is hereby qualifying the distribution (the “Offering”) of 12,536,350 common shares of the Corporation (“Offered Shares”) at a price of C$13.76 per Offered Share (the “Offering Price”) by way of a direct offering of the Offered Shares to certain institutional investors (the “Subscribers”). The terms and Offering Price of the Offered Shares were determined by negotiation between the Corporation and the Subscribers. See “Plan of Distribution”. The closing of the Offering is expected to occur on or about December 20, 2018, or such later date(s) as the Corporation and the Subscribers may agree (the “Closing Date”).

The Corporation’s outstanding common shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AQN”. On December 13, 2018, the last closing prices of the Common Shares prior to the announcement of the Offering were C$14.51 per Common Share on the TSX and U.S.$10.85 per Common Share on the NYSE.

The Corporation has applied to the TSX and the NYSE to list the Offered Shares. The TSX has conditionally approved the listing of the Offered Shares. Listings of the Offered Shares will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Offered Shares to be issued under the Offering will be accepted for listing on the TSX or the NYSE.

	Price to the Subscribers	Net Proceeds to the Corporation(1)
Per Offered Share	C$13.76	C$13.76
Total	C$172,500,176	C$172,500,176
(1)	Before deducting expenses of the Offering, which are estimated to be approximately C$0.4 million and will be paid by the Corporation out of its general funds.

Investing in the Offered Shares involves risks that should be considered by prospective purchasers, certain of which are described in the “Risk Factors” section and elsewhere in this Prospectus Supplement including in the documents incorporated by reference.

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “U.S.”) and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the U.S.

The acquisition of the Offered Shares may have tax consequences both in the U.S. and in Canada. This Prospectus Supplement does not describe these tax consequences. See “Certain Canadian and U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the Base Shelf Prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process in Canada”.

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING BASE SHELF PROSPECTUS

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Offered Shares and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

If the description of the Offered Shares varies between this Prospectus Supplement and the Base Shelf Prospectus, investors should rely on the information in this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation is not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

Unless the context otherwise requires, all references in the Base Shelf Prospectus and this Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus Supplement, references to “dollars” or “U.S.$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the historical noon exchange rate for the years ended December 31, 2015 and 2016, and based on the daily exchange rate for the year ended December 31, 2017 and for the three months ended September 30, 2017 and 2018, in each case as reported by the Bank of Canada.

	Three months ended September 30,		Year ended December 31,
	2018	2017	2017	2016	2015
High	0.7749	0.8245	0.8245	0.7972	0.8527
Low	0.7544	0.7703	0.7276	0.6854	0.7148
Average	0.7652	0.7984	0.7708	0.7548	0.7821
Period End	0.7725	0.8013	0.7971	0.7448	0.7225

The daily exchange rate on December 14, 2018, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00=U.S.$0.7474.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND
FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus Supplement includes, but is not limited to: the future growth, results of operations, performance, business prospects and opportunities of the Corporation; the expected timeline for regulatory approvals; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; the timing for closing of the EGNB Acquisition (as defined herein) and the receipt of all necessary approvals; and this Offering, including the Closing Date, the expected use of proceeds and the anticipated listing of the Offered Shares on the TSX and the NYSE. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus Supplement, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify appropriate projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa S.A. (“Abengoa”) acting in a manner contrary to the Corporation’s best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the section of this Prospectus Supplement entitled “Risk Factors”, in the Corporation’s Annual Information Form dated March 7, 2018 for the year ended December 31, 2017 (the “AIF”) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim Management’s Discussion and Analysis (“MD&A”) under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, is made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement has been prepared in accordance with Generally Accepted Accounting Principles in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. Copies of the documents incorporated by reference herein and in the Base Shelf Prospectus may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

See “Documents Incorporated by Reference” in the Base Shelf Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Prospectus:

(a)	the AIF;
(b)	the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and December 31, 2016, as reissued to reflect the change in reporting currency to the U.S. dollar, together with the auditors’ report thereon, as filed on SEDAR on August 9, 2018;
(c)	the MD&A of the Corporation for the year ended December 31, 2017, as reissued to reflect the change in reporting currency to the U.S. dollar, as filed on SEDAR on August 9, 2018;

(d)	the Management Information Circular of the Corporation filed on SEDAR on May 17, 2018 in respect of the Corporation’s annual meeting of shareholders held on June 7, 2018;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2018;
(f)	the interim MD&A of the Corporation for the three and nine months ended September 30, 2018;
(g)	the business acquisition report of the Corporation dated April 16, 2018 related to the Corporation’s acquisition of a 25% equity interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto; and
(h)	the information statement of the Corporation dated September 7, 2018 related to the Corporation’s acquisition of an additional approximately 16.5% interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto (the “Atlantica Information Statement”) filed on SEDAR on September 7, 2018 under the heading “Documents incorporated by reference not previously filed”.

Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and MD&A relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in this Prospectus.

Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Offering the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.

Any statement contained in this Prospectus Supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

MARKETING MATERIALS

Any template version of any marketing materials (as defined in National Instrument 41-101 – General Prospectus Requirements) with respect to the Offering that is filed after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 with respect to the Offered Shares to be issued under the Offering. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation will provide to each person to whom this Prospectus is delivered, without charge, upon request to the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation does not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, its website.

The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document the Corporation files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

BUSINESS OF THE CORPORATION

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of Common Shares, transferred its existing operations to a newly formed independent corporation, exchanged new Common Shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary North American business units consisting of the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets; and the Liberty Utilities Group, which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations. The Corporation also owns a 41.5% beneficial stake in Atlantica, a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.

Liberty Power Group

The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

The Liberty Power Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 1.7 GW. Approximately 86% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which as of September 30, 2018 had a production-weighted average remaining contract life of approximately 14 years.

Liberty Utilities Group

The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 766,000 connections. The Liberty Utilities Group provides safe, high quality, and reliable services to its customers and seeks to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

The Liberty Utilities Group’s regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas. The electric utility systems in total serve approximately 265,000 electric connections and also operate generation assets with a net capacity of approximately 1.4 GW.

The Liberty Utilities Group’s regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire and Missouri serving approximately 338,000 natural gas connections.

The Liberty Utilities Group’s regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri and Texas, which together serve approximately 163,000 connections.

Corporate Development

The Corporation’s international development activities are undertaken primarily by Abengoa-Algonquin Global Energy Solutions (“AAGES”), a joint venture with Abengoa, an international infrastructure construction company. AAGES works with a global reach to identify, develop, and construct new renewable power generating facilities and water infrastructure assets. Once a project developed by AAGES has reached commercial operation, the Corporation will work with AAGES to jointly determine whether it would be optimal for such project to be held by the Corporation, remain in AAGES, or be offered for sale to Atlantica or another third party.

Complementing the formation of AAGES, the Corporation has acquired a 41.5% interest in Atlantica. This investment provides the Corporation with immediate accretion from an investment in a portfolio of high quality international clean energy and water infrastructure assets under long term contracts with high quality counterparties. More strategically, Atlantica represents a potential location into which AAGES’ international development projects may be held after commercial operations are achieved.

See “Recent Developments” below and “Description of the Business” in the AIF.

RECENT DEVELOPMENTS

Purchase of Additional Stake in Atlantica

On November 27, 2018, the Corporation, through its indirect subsidiary AAGES (AY Holdings) B.V. (“AY Holdings”), completed the purchase of an additional stake in Atlantica from Abengoa, for a purchase price of approximately U.S.$345 million (the “Additional Atlantica Investment”). The purchase price was comprised of approximately U.S.$305 million paid on closing, with up to U.S.$40 million payable at a later date contingent on satisfaction of certain conditions. The purchase of the additional stake of 16.503 million shares brings the Corporation’s total interest in Atlantica to approximately 41.5% of the shares outstanding and entitled AY Holdings to receive Atlantica’s quarterly dividend of U.S.$0.36 per share, which was paid on December 14, 2018.

The funds for the U.S.$305 million paid on closing of the Additional Atlantica Investment were drawn on the Corporation’s existing credit agreement dated November 19, 2012, as amended from time to time (the “Corporation Credit Facility”). Subsequently, AAGES obtained a secured credit facility in the amount of U.S.$306.5 million (the “AAGES Secured Credit Facility”) and subscribed for a share ownership interest in AY Holdings (the “AY Holdings Share Subscription”), which subscription proceeds were used to repay the U.S.$305 million drawn under the Corporation Credit Facility. The AAGES Secured Credit Facility is secured through a pledge of the Atlantica shares held by AY Holdings.

For additional information regarding the Corporation’s investment in Atlantica, refer to the Atlantica Information Statement.

Acquisition of Enbridge Gas New Brunswick Limited Partnership

On December 4, 2018, the Corporation’s subsidiary, Liberty Utilities (Canada) LP, entered into an agreement to purchase Enbridge Gas New Brunswick Limited Partnership (“EGNB”), a subsidiary of Enbridge Inc., along with its general partner, for C$331 million, subject to certain customary adjustments (the “EGNB Acquisition”). EGNB is a regulated utility that provides natural gas to approximately 12,000 customers in 12 communities across New Brunswick, and operates approximately 800 kilometres of natural gas distribution pipeline. Closing of the EGNB Acquisition is expected to occur within the first half of 2019 and remains subject to customary closing conditions, including the receipt of regulatory and government approvals.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately C$172,500,176 before deducting expenses of the Offering. The expenses of the Offering are estimated at approximately C$0.4 million and will be paid from the general funds of the Corporation.

The Corporation expects that the net proceeds of the Offering will be used to partially finance the EGNB Acquisition and related expenses, and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

Other than (i) the issuance of U.S.$287.5 million 6.875% fixed-to-floating rate subordinated notes, series 2018-A due 2078, (ii) the issuance of 12,536,350 Common Shares pursuant to this Prospectus Supplement as described herein, and (iii) the additional non-controlling interest resulting from the AY Holdings Share Subscription, there have been no material changes in the consolidated capitalization of the Corporation since September 30, 2018, the end of the most recent interim reporting period for the Corporation, which have not been disclosed in the Base Shelf Prospectus or in the documents incorporated by reference therein, or elsewhere in this Prospectus Supplement.

PLAN OF DISTRIBUTION

The Offered Shares will be issued directly to the Subscribers pursuant to subscription agreements between the Corporation and each of the Subscribers dated December 14, 2018 (the “Subscription Agreements”).

The Closing Date is subject to customary conditions and is expected to occur on or about December 20, 2018, or such later date(s) as the Corporation and the Subscribers may agree. It is possible that not all of the Offered Shares offered pursuant to this Prospectus Supplement will be sold, in which case the Corporation’s net proceeds from the Offering would be reduced.

The Offering Price of the Offered Shares was determined by negotiation between the Corporation and the Subscribers. The Corporation has not engaged the services of any underwriter in connection with the distribution of the Offered Shares hereunder. The expenses of the Offering are estimated to be C$0.4 million and are payable by the Corporation. 8,176,000 of the Offered Shares are being purchased by Subscribers with a head office located in the United States. The remaining 4,360,350 Offered Shares are being purchased by Subscribers with a head office located in the provinces of Ontario or British Columbia. The securities being offered under this Prospectus Supplement are registered in the U.S. under the U.S. Securities Act in accordance with the multijurisdictional disclosure system.

The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to the TSX and the NYSE to list the Offered Shares. The TSX has conditionally approved the listing of the Offered Shares. Listings of the Offered Shares will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Offered Shares to be issued under the Offering will be accepted for listing on the TSX or the NYSE.

The Offered Shares sold to the Subscribers in the U.S. will be delivered in book-entry form through the Depository Trust Company on closing of the Offering. Offered Shares sold to Subscribers in Canada will be delivered in book-entry form through the CDS Clearing and Depository Services Inc.

TRADING PRICES AND VOLUMES

Common Shares

The outstanding Common Shares are traded on the TSX under the trading symbol “AQN”. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares for the periods indicated, based on information obtained from the TSX.

	Price (C$)		Monthly Trading Volume
Month	High	Low
2017
December	14.330	13.860	15,101,341

2018
January	14.035	13.115	22,798,041
February	13.350	12.520	25,745,491
March	13.200	12.510	29,918,457
April	12.890	12.180	17,800,921
May	12.990	12.250	24,289,158
June	12.950	12.320	28,731,693
July	13.170	12.450	16,300,248
August	13.640	12.660	19,158,974
September	13.940	13.300	18,268,777
October	13.460	12.570	22,159,523
November	14.230	13.010	24,112,088
December 1-14	14,680	13,950	14,395,409

(Source: TMX Datalinx)

PRIOR SALES

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:

Convertible Securities

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued 61,304 Common Shares on the conversion of 5.00% convertible unsecured subordinated debentures issued in the first quarter of 2016:

Date of Issue	Number of Shares Issued
December 19, 2017	1,886
December 21, 2017	455
December 22, 2017	1,509
January 16, 2018	4,921
January 25, 2018	1,226
February 2, 2018	1,886
February 13, 2018	1,886
February 22, 2018	4,716
March 16, 2018	3,396
March 21, 2018	1,886
April 5, 2018	94
April 12, 2018	471
April 24, 2018	471
April 26, 2018	2,830
May 1, 2018	1,415
May 2, 2018	1,886
May 7, 2018	9,433
May 10, 2018	943
June 15, 2018	113
Date of Issue	Number of Shares Issued
June 20, 2018	188
June 25, 2018	377
July 5, 2018	943
July 11, 2018	943
July 26, 2018	471
September 19, 2018	12,264
September 27, 2018	1,886
October 19, 2018	18
November 9, 2018	1,320

Stock Options

On March 31, 2018, the Corporation granted 1,166,717 options under its stock option plan at an exercise price of C$12.80 per stock option.

During the 12-month period preceding the date of this Prospectus Supplement, 1,036,948 stock options were exercised at a weighted average exercise price of C$10.86 in exchange for 584,660 Common Shares issued from treasury, and 452,288 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.

Performance Share Units / Restricted Share Units

On March 31, 2018, the Corporation granted 320,806 performance share units (“PSUs”), on April 19, 2018 the Corporation granted 128,302 restricted share units (“RSUs”) and in May 2018, the Corporation granted 316,868 PSUs, in each case under its Performance and Restricted Share Unit Plan for employees of the Corporation and its and its participating affiliates (the “Share Unit Plan”). Additional PSUs and RSUs, as applicable, are also issued quarterly, pursuant to the terms of the Share Unit Plan, as dividend equivalents units on outstanding PSUs and/or RSUs, as applicable, in connection with the payment of dividends on the Common Shares.

Under the Share Unit Plan, the Corporation has the option to pay vested PSUs and RSUs in cash, Common Shares purchased on the market or in Common Shares issued from treasury. If vested PSUs or RSUs are paid in Common Shares, the participant would receive one Common Share for each whole vested PSU or RSU.

On March 29, 2018, the Corporation settled 256,977 PSUs in exchange for 133,569 Common Shares issued from treasury, and 123,408 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. On August 16, 2018, the Corporation settled 4,544 RSUs in exchange for 2,111 Common Shares issued from treasury, and 2,433 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.

Directors’ Deferred Share Units

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following deferred share units (“DSUs”) under its DSU Plan to non-employee directors of the Corporation.

Three Months Ended	Number of Units Issued
December 2017	16,827
March 2018	21,367
June 2018	21,882
September 2018	21,856

Under the DSU Plan, non-employee directors of the Corporation may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. The DSU Plan provides for settlement of DSUs in cash or Common Shares at the election of the Corporation. Additional DSUs are also issued quarterly, pursuant to the terms of the DSU Plan, as dividend equivalent units on outstanding DSUs in connection with the payment of dividends on the Common Shares.

Employee Share Purchase Plan

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation issued 252,702 Common Shares pursuant to its employee stock purchase plan at a weighted average issue price of C$13,104 per Common Share.

Dividend Reinvestment Plan

During the 12-month period preceding the date of this Prospectus Supplement, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:

Month of Issue	Number of Shares	Price per Share
January 2018	1,063,572	C$	13.36
April 2018	1,469,195	C$	12.50
July 2018	1,628,988	C$	12.78
October 2018	1,719,089	C$	13.14

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The acquisition of the securities described herein may subject you to tax consequences in both the U.S. and Canada. This Prospectus Supplement does not describe these tax consequences. Each Subscriber, in making this investment, has acknowledged that it has consulted, and is relying solely upon the advice of, such Subscriber’s tax advisors with respect to the Canadian and U.S. tax aspects of an investment in the Offered Shares, including with respect to Canadian withholding tax on dividends paid or credited (or assumed to be paid or credited) on Offered Shares, and the Corporation has not made any representation regarding the tax consequences of an investment in the Offered Shares.

RISK FACTORS

An investment in the Offered Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF entitled “Enterprise Risk Factors” and in the most recent annual and interim MD&A entitled “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Risks Relating to the Offering

Discretion in the Use of Proceeds

Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Future Sales or Issuances of Securities

The Corporation may sell additional Common Shares or other securities in subsequent offerings. The Corporation may also issue additional securities to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per Common Share.

Other Risks

The Corporation may fail to complete the EGNB Acquisition

The closing of the EGNB Acquisition is subject to the normal commercial risks that the EGNB Acquisition will not close on the terms negotiated or at all. The completion of the EGNB Acquisition is also subject to the receipt of certain regulatory and governmental approvals and the satisfaction of other closing conditions. There is no assurance that such approvals will be obtained or that such closing conditions will be satisfied or waived. Accordingly, there can be no assurance that the Corporation will complete the EGNB Acquisition in the timeframe or on the basis described herein, if at all.

The Corporation is exposed to development and construction risks

The Corporation’s development and construction activities are subject to material risks, including expenditures for projects that may prove not to be viable, construction cost overruns and delays, inaccurate estimates of expected energy output or other factors, and failure to satisfy tax incentive requirements or to meet third-party financing requirements.

Energy generated by the Corporation is often sold under long term Power Purchase Agreements or similar agreements (collectively, “PPAs”). PPAs generally contain customary terms including: the amount paid for energy from the project over the term of the agreement (which rate can be materially higher than prevailing market rates) and a requirement for the project to comply with technical standards and achieve commercial operation within time frames prescribed by the contract. A failure to achieve satisfactory construction progress and/or the occurrence of any permitting or other unanticipated delays at a project could result in a failure to comply with the applicable PPA requirements within the specified time frames. Remedies for failure to comply with material provisions of a PPA generally include, among other things, the potential termination of the agreement by the non-defaulting party.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement, including the Corporation’s Annual Report on Form 40-F filed with the SEC on March 8, 2018; and
•	the Form 6-Ks filed with the SEC on April 16, 2018, May 17, 2018, August 10, 2018 (both filings), August 15, 2018, September 7, 2018, October 17, 2018, October 22, 2018 and November 8, 2018.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

INDEPENDENT AUDITORS

Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.

AGENT FOR SERVICE OF PROCESS IN CANADA

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 18, 2018

ALGONQUIN POWER & UTILITIES CORP.

US$3,000,000,000

Debt Securities (unsecured)

Subscription Receipts
Preferred Shares
Common Shares
Warrants

Units

Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”); (ii) subscription receipts of the Corporation (“Subscription Receipts”); (iii) preferred shares of the Corporation (“Preferred Shares”); (iv) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (v) warrants to purchase Common Shares (“Warrants”); and (vi) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Debt Securities, Subscription Receipts, Equity Securities and Warrants (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to US$3,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities based on the applicable exchange rate at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities”.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iv) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as the prime rate or a bankers acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR, SOFR or a U.S. Federal funds rate.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, Series A (the “Series A Preferred Shares”) and cumulative rate reset preferred shares, Series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”.

Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares and Series D Preferred Shares, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless the context requires otherwise, all references in this Prospectus and any Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars”, “$” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the historical noon exchange rate for the years ended December 31, 2015 and 2016, and based on the daily exchange rate for the year ended December 31, 2017 and for the three months ended June 30, 2017 and 2018, in each case as reported by the Bank of Canada.

	Three months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
High	0.7967	0.7706	0.8245	0.7972	0.8527
Low	0.7513	0.7276	0.7276	0.6854	0.7148
Average	0.7747	0.7437	0.7708	0.7548	0.7820
Period End	0.7594	0.7706	0.7971	0.7448	0.7225

Unless otherwise indicated, financial information contained in this Prospectus and presented in both Canadian dollars and U.S. dollars has been translated to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on September 17, 2018 of C$1.00 = $0.7681.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) concerning anticipated future events, results, circumstances, performance or expectations with respect to the Corporation, including its business operations, strategy and financial performance and condition. The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify appropriate projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa, S.A. acting in a manner contrary to the Corporation’s best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the AIF (as defined herein) under heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A (as defined herein) under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document the Corporation files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with generally accepted accounting principles in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	the Corporation’s Annual Information Form dated March 7, 2018 for the year ended December 31, 2017 (the “AIF”);
(b)	the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and December 31, 2016, as reissued to reflect the change in reporting currency to the U.S. dollar, together with the auditors’ report thereon, as filed on SEDAR on August 9, 2018;
(c)	the Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2017, as reissued to reflect the change in reporting currency to the U.S. dollar, as filed on SEDAR on August 9, 2018;
(d)	the Management Information Circular of the Corporation filed on SEDAR on May 17, 2018 in respect of the Corporation’s annual and special meeting of shareholders held on June 7, 2018;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2018;
(f)	MD&A of the Corporation for the three and six months ended June 30, 2018;

(g)	the business acquisition report of the Corporation dated April 16, 2018 related to the Corporation’s acquisition of a 25% equity interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto; and
(h)	the information statement of the Corporation dated September 7, 2018 related to the Corporation’s proposed acquisition of an additional approximately 16.5% interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.

Upon new audited annual financial statements and related MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous audited annual financial statements and related MD&A and all interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new annual information form being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed prior to the start of such financial year and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s EDGAR system at www.sec.gov.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

DESCRIPTION OF THE BUSINESS

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of Common Shares, transferred its existing operations to a newly formed independent corporation, exchanged new Common Shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary North American business units consisting of the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets; and the Liberty Utilities Group, which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations. The Corporation also owns a 25% beneficial stake in Atlantica, a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.

Liberty Power Group

The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

The Liberty Power Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 1.7 GW. Approximately 88% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which have had a production-weighted average remaining contract life of approximately 14 years.

Liberty Utilities Group

The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 764,000 customers. The Liberty Utilities Group provides safe, high quality, and reliable services to its customers and seeks to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

The Liberty Utilities Group’s regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas. The electric utility systems in total serve approximately 265,000 electric connections and operate a fleet of generation assets with net capacity of approximately 1.4 GW.

The Liberty Utilities Group’s regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire and Missouri serving approximately 337,000 natural gas connections.

The Liberty Utilities Group’s regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri and Texas, which together serve approximately 162,000 connections.

Corporate Development

The Corporation's international development activities are undertaken primarily by Abengoa-Algonquin Global Energy Solutions (“AAGES”), a newly formed joint venture with Abengoa S.A (“Abengoa”), an international infrastructure construction company. AAGES works with a global reach to identify, develop, and construct new renewable power generating facilities and water infrastructure assets. Once a project developed by AAGES has reached commercial operation, the Corporation will work with AAGES to jointly determine whether it would be optimal for such project to be held by the Corporation, remain in AAGES, or be offered for sale.

Complementing the formation of AAGES, the Corporation has acquired a 25% interest in Atlantica and has agreed, subject to certain governmental approvals and closing conditions, to acquire an additional approximately 16.5% interest in Atlantica from Abengoa. This additional investment in Atlantica is expected to close in the second half of 2018 and, following closing, the Corporation will hold an approximately 41.5% equity interest in Atlantica. This investment provides the Corporation with immediate accretion from an investment in a portfolio of high quality international clean energy and water infrastructure assets under long term contracts with high quality counterparties. More strategically, Atlantica represents a potential location into which AAGES’ international development projects may be held after commercial operations are achieved.

DESCRIPTION OF DEBT SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement. The Debt Securities may be offered separately or together with other Securities. The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (or a U.S. trustee and a Canadian co-trustee) (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. Any Debt

Securities offered or sold to persons in the U.S. pursuant to this Prospectus will be issued under a Trust Indenture substantially in the form of one of the Trust Indentures filed with the SEC as an exhibit to the Corporation’s registration statement of which this Prospectus is a part. A copy of any Trust Indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on the Corporation’s SEDAR profile at www.sedar.com. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

The Corporation conducts its business primarily through its subsidiaries. Accordingly, the ability of the Corporation to meet its obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. The Corporation’s subsidiaries are separate legal entities and have no independent obligation to pay dividends. Prior to paying dividends, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, subsidiaries which are regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to the Corporation or may require that the Corporation contribute capital. In the future, laws or regulations may be enacted that prohibit or further restrict the ability of the subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that the Corporation and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain subsidiaries have incurred substantial amounts of debt in the operation and expansion of their businesses, and it is anticipated that certain subsidiaries will continue to do so in the future.

Holders of Debt Securities will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of the Corporation’s subsidiaries.

Unless otherwise specified in a Prospectus Supplement, the Trust Indentures will not limit the amount of indebtedness or preference or preferred shares issuable by the Corporation or its subsidiaries.

The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Trust Indenture under which such Debt Securities are issued.

General

The Trust Indentures will not limit the amount of Debt Securities that may be issued thereunder. The Corporation may issue Debt Securities from time to time under a Trust Indenture in one or more series by entering into supplemental indentures or by its board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

(a)	the title of the series;
(b)	the total principal amount of the Debt Securities of the series;
(c)	the date or dates on which principal is payable or the method for determining the date or dates, and any right that the Corporation has to change the date on which principal is payable;
(d)	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;
(e)	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)	whether the Corporation may extend the interest payment periods and, if so, the terms of the extension;
(g)	the place or places where payments will be made;
(h)	whether the Corporation has the option to redeem the Debt Securities and, if so, the terms of such redemption option;
(i)	any obligation that the Corporation has to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;
(j)	any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;
(k)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;
(l)	if payments may be made, at the election of the Corporation or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;
(m)	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;
(n)	whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;
(o)	the events of default or covenants with respect to the Debt Securities;
(p)	any index or formula used for determining principal, premium or interest;
(q)	the terms of the subordination of any series of subordinated debt;
(r)	if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;
(s)	the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and
(t)	any other terms.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. Debt Securities represented by instalment receipts will not be offered or sold to persons in the U.S. pursuant to this Prospectus. A copy of any such instalment receipt and pledge agreement or similar agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR profile at www.sedar.com.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;
(b)	the price at which the Subscription Receipts will be offered;
(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;
(e)	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;
(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
(g)	the material tax consequences of owning Subscription Receipts; and
(h)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com.

DESCRIPTION OF EQUITY SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the securities regulatory authorities in each of the provinces of Canada and is available electronically at www.sedar.com.

General

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of September 17, 2018, there were 473,878,656 Common Shares, 4,800,000 Series A Preferred Shares, nil cumulative floating rate preferred shares, series B (the “Series B Preferred Shares”), 100 series C preferred shares (the “Series C Preferred Shares”), 4,000,000 Series D Preferred Shares and nil cumulative floating rate preferred shares, Series E (the “Series E Preferred Shares”) outstanding.

The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and to receive a pro rata share of any remaining property and assets of the Corporation upon liquidation, dissolution or winding up of the Corporation. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments. As of September 17, 2018, there were 473,878,656 Common Shares issued and outstanding.

The Corporation currently pays a quarterly dividend of $0.1282 per Common Share for a total annual dividend of $0.5128 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s cash flow from operations, financial condition, financial leverage, working capital requirements and investment opportunities, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as amended, restated and continued as of June 9, 2016 and approved by shareholders on June 9, 2016. A copy of the shareholder rights plan has been filed with the securities regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.

Preferred Shares

The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation, which may include voting rights. The Preferred Shares of each series will rank equally with the Preferred Shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.

The articles of the Corporation, which include the terms of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares, are available on the Corporation’s SEDAR profile at www.sedar.com. For a detailed description of the terms and conditions of the Corporation’s existing series of Preferred Shares, see “Description of Capital Structure” in the AIF. The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made or incorporated by reference in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF THE WARRANTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Warrants, will be described in such Prospectus Supplement. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.

The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:

(a)	the designation of the Warrants;
(b)	the aggregate number of Warrants offered and the offering price;
(c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
(d)	the exercise price of the Warrants;
(e)	the dates or periods during which the Warrants are exercisable;
(f)	the designation and terms of any Securities with which the Warrants are issued;
(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;
(h)	the currency or currency unit in which the exercise price is denominated;
(i)	any minimum or maximum amount of Warrants that may be exercised at any one time;
(j)	whether such Warrants will be listed on any securities exchange;
(k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;
(l)	whether the Warrants will be issued in fully registered or “book-entry only” form; and

(m)	any other material terms and conditions of the Warrants.

DESCRIPTION OF THE UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.

The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;
(c)	whether the Units will be issued in fully registered or “book-entry only” form; and
(d)	any other material terms and conditions of the Units.

BOOK-ENTRY ONLY SECURITIES

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants (“CDS Participants”) in the depository service of CDS Clearing and Depository Services Inc. or a successor (collectively, “CDS”). Each of the underwriters, dealers or agents, as the case may be, named in an accompanying Prospectus Supplement will be a CDS Participant or will have arrangements with a CDS Participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by CDS or its nominee for such Securities with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through CDS Participants.

The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to CDS or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of Securities of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Securities, CDS or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing policies of CDS and industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Corporation, any Indenture Trustee, warrant agent or subscription receipt agent and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

The Corporation, the underwriters or agents and any Indenture Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interest in the Securities held by CDS or the book-entry accounts maintained by CDS; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to CDS and contained herein or in any Trust Indenture with respect to the rules and regulations of CDS or at the directions of the CDS Participants.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capitalization of the Corporation since June 30, 2018, the date of the most recently filed unaudited consolidated financial statements of the Corporation.

TRADING PRICES AND VOLUMES

The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The outstanding Common Shares are also traded on the NYSE under the trading symbol “AQN”. On September 17, 2018, the last trading day prior to the date of this Prospectus, (i) the closing price of the Common Shares on the TSX and the NYSE was C$13.77 and $10.56 per Common Share, respectively; (ii) the closing price of the Series A Preferred Shares on the TSX was C$23.24; and (iii) the closing price of the Series D Preferred Shares on the TSX was C$24.64. Trading price and volume of the Common Shares will be provided as required for each Prospectus Supplement.

EARNINGS-COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Debt Securities having a term to maturity in excess of one year or Preferred Shares pursuant to this Prospectus.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

PLAN OF DISTRIBUTION

The Corporation may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation. Underwriters and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.

Each series or issue of Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any underwriters or agents to or through whom Securities are sold by the Corporation may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.

Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the U.S. Securities Act, as amended.

RISK FACTORS

An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the Corporation’s most recent annual and interim MD&A and “Enterprise Risk Factors” in the AIF.

Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

INTERESTS OF EXPERTS

Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Gibson, Dunn & Crutcher LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are: (i) independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3.

The auditors of Atlantica are Deloitte, S.L., Plaza Pablo Ruiz Torre Picasso 1, 28020 Madrid, Spain.

AST Trust Company (Canada) is the registrar and transfer agent of the Corporation. Registers for the registration and transfer of the securities in registered form of the Corporation are kept at the offices of AST Trust Company (Canada) in Toronto, Montréal, Vancouver, Calgary, and Halifax. AST Trust Company is the registrar and transfer agent of the Corporation in the U.S. Registers for the registration and transfer of securities issued in the U.S. in registered form of the Corporation are kept at the offices of AST Trust Company in Brooklyn, New York.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. This contractual right of rescission does not extend to holders of Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities)who acquire such Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Warrants in the U.S.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10:

•	the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus;
•	the consents of auditors and counsel;
•	the powers of attorney from the directors and certain officers of the Corporation;
•	the appointment of agent for service of process and undertaking on Form F-X;
•	the forms of Trust Indenture; and
•	the statements of eligibility of the trustee on Form T-1.

A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.